Exhibit 99.1

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the “Meeting”) of the holders of common shares (the “Common Shares” and the holders of the Common Shares, the (“Shareholders”)) of AuRico Gold Inc. (the “Company”) will be held at the Toronto Region Board of Trade, 77 Adelaide Street West, Toronto, Ontario on Thursday, May 7, 2015, at 10:00 a.m. (Toronto time), in order to:

i.	Receive and consider the consolidated financial statements of the Company for its financial year ended December 31, 2014, and the auditors’ report thereon;

ii.	Elect the Company’s directors who will serve until the next annual meeting of Shareholders;

iii.	Appoint KPMG LLP, Chartered Accountants, as auditors for the Company, and to authorize the directors of the Company to set the auditors’ remuneration;

iv.

Consider and, if deemed advisable, pass an ordinary resolution of Shareholders ratifying, confirming and approving amendments to the Company’s 2014 ESPP as more fully described in the management proxy circular (the “Circular”);

v.	Consider and, if deemed advisable, pass a non-binding, advisory resolution accepting the Company’s approach to executive compensation; and

vi.	Transact such other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

The Circular forms part of this Notice and provides additional information relating to the matters to be dealt with at the Meeting.

You are entitled to vote at the Meeting, and any postponement or adjournment thereof, if you owned Common Shares of the Company at the close of business on March 19, 2015 (the record date). For information on how you may vote, please refer to Part 1 of the Circular.

Toronto, Ontario

March 19, 2015

By Order of the Board of Directors,

Alan R. Edwards
Chairman of the Board